UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

          MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Organized in Iowa. Headquartered in Des Moines, Iowa.

          MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     B.   Utility Subsidiaries

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i. Less than 100% but greater than 10% owned by MidAmerican Energy Company.

               CBEC Railway Inc. - Organized to own and operate rail  facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     C.   Nonregulated Business Subsidiaries

          i. InterCoast Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by InterCoast Capital Company

               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Global   Management,   Inc.  -  Organized  to  manage
                    securities    investments.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power  Company -  Organized  to  manage  nonregulated
                    electric  energy  investments.   Incorporated  in  Delaware.
                    Headquartered in Des Moines, Iowa.

               IWG Co. 8 -  Organized  to  invest  in  nonregulated  hydropower
                    projects   or   companies.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               MHC Investment  Company - Organized to invest in, develop and/or
                    manage   investments   and  financial   business   ventures.
                    Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               TTP, Inc. of South Dakota - Organized  to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

          b. Less than 100% but greater than 10% owned by InterCoast Capital Company

               Edge Technologies,  Inc. - A joint  venture  organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.

               Micro-Generation  Technology  Fund,  LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

               Tenaska III Texas  Partners -  Organized  to  construct,  own and operate a cogeneration plant located near Paris, Texas. Partnership organized in Texas. Headquartered in Omaha, Nebraska.

               Utech Venture Capital   Corporation  -  Organized  to  invest  in
                    venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

     ii.  Midwest  Capital  Group,  Inc.  (100%  owned) - Organized as a holding
          company   for   nonregulated   business   development    subsidiaries.
          Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          a.   100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes  Development  Company  -  Organized  to  invest  in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

               Two Rivers  Inc. -  Organized  to own and  operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

     iii. MidAmerican Services Company (100% owned) - Organized to provide complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     iv. MEC Construction Services Co. (100% owned) - Organized to provide nonregulated utility construction services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

     v. CE Electric UK Funding Company (100% owned) - Organized as a holding and investment company. Incorporated in England. Headquartered in Newcastle, United Kingdom.

          a. 100% directly or indirectly owned by CE Electric UK Funding Company and affiliates - (unless otherwise indicated, all of the following are headquartered in Newcastle, United Kingdom).

               CalEnergy Gas (Holdings)  Limited - Gas exploration and ownership of gas. Incorporated in England.

               CE Electric (Ireland) Ltd. - Organized to be a holding company.
                    Incorporated in the Republic of Ireland.

               CE Electric  UK  Holdings  -  Organized  as a holding  company.
                    Incorporated in England.

               CE Electric  UK  Ltd.  -  Organized   as  a  holding   company.
                    Incorporated in England.

               CE UK Gas  Holdings   Limited  -  Holding   company  for  gas
                    exploration companies. Incorporated in England.

               Integrated Utility  Services  Limited  -  Organized  to  provide engineering contracting services. Incorporated in England.

               Northern Electric plc - A public limited company. Incorporated in
                    England.

               Northern Electric   Distribution   Limited  -   Management   of
                    distribution network. Incorporated in England.

               Northern Electric  Finance plc - Organized as a finance  company.
                    Incorporated in England.

               Northern Electric  &  Gas  Limited  - A  holding  company  which directly owns 100% of the following subsidiaries: Northern Tracing & Collection Services Limited, Northern Electric Retail Limited, Northern Metering Services Limited, Northern InfoCom Limited. Incorporated in England.

               Northern Electric GenCo Limited - Organized as a holding company.
                    Incorporated in England.

               Northern Electric  Generation  (TPL)  Limited -  Organized  as a
                    holding company. Incorporated in England.

               Northern Electric   Generation   (Peaking)  Limited  -  Standard
                    commercial company. Incorporated in England.

               Northern Electric  Insurance  Services  Limited -  Organized  to
                    provide insurance services. Incorporated in the Isle of Man.

               Northern Electric   (Overseas   Holdings)   Limited  -  General
                    Merchants. Incorporated in England.

               Northern Electric  Properties  Limited - Organized as a property management company. Incorporated in England.

               Northern Electric  Retail  Limited - Retailing of electrical  and gas appliances. Incorporated in England.

               Northern Electric   Supply   Limited  -  Organized   to  retail
                    electricity and gas. Incorporated in England.

               Northern Electric   Training  Limited  -  Organized  to  provide
                    training services. Incorporated in England.

               Northern InfoCom   Limited  -  Standard   commercial   company.
                    Incorporated in England.

               Northern Metering Services Limited - Meter operator. Incorporated in England.

               Northern Transport  Finance  Limited - Organized as an investment company. Incorporated in England.

               Stamfordham  Road  Developments  Ltd.  -  Organized  to  acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Incorporated in England.

               Yorkshire Cayman Holdings  Limited - A private company limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire  Electricity   Distribution  plc  -  A  public  limited
                    company; management of distribution network; incorporated in England.

               Yorkshire Electricity  Distribution  Services Limited - A private company limited by shares incorporated in England.

               Yorkshire Electricity  Group  plc  - A  public  limited  company incorporated in England.

               Yorkshire Holdings plc - A public limited company incorporated in
                    England.

               Yorkshire Power Finance  Limited - A private  company  limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire Power Finance 2 Limited - A private  company limited by shares incorporated in Cayman Islands. Headquartered in Cayman Islands.

               Yorkshire  Power  Group  Limited  -  A  private  limited  company incorporated in England.

               YPG Holdings LLC - A limited liability  company  incorporated in
                    Delaware. Headquartered in Delaware.

          b. Less than 100% but greater than 10% owned by CE Electric UK Funding Company - (unless otherwise indicated, the following are headquartered in Newcastle, United Kingdom).

               CalEnergy Gas Limited - Gas  exploration  and  ownership  of gas.
                    Incorporated in England.

               CalEnergy Gas (Australia) Limited - Gas exploration and ownership of gas. Incorporated in England.

               CalEnergy  Gas  (Polska)   Sp.   z.o.o.   -  Organized   for  the
                    exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Incorporated in Poland. Headquartered in Warsaw, Poland.

               CalEnergy  Resources  Limited - Organized  as a holding  company.
                    Incorporated in England.

               CalEnergy Resources  (Poland) Sp. z.o.o. - Organized to invest in power generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Incorporated in Poland. Headquartered in Warsaw, Poland.

               Integrated  Utility  Services  Limited  -  Organized  to  provide engineering contracting services. Incorporated in Ireland.

               Kings Road Developments   Limited  -  Organized  to  acquire  and
                    develop land, houses and buildings at Kings road, Wallsend. Incorporated in England.

               Selectusonline - Organized  to provide and procure  services  and products. Incorporated in England.

               Teesside Power  Limited - General and supply  products  connected with energy. Incorporated in England. Headquartered in Teesside, United Kingdom.

               Vehicle Lease and Service Limited - Standard  commercial company.
                    Incorporated in England.

     vi.  HomeServices  of America,  Inc.  (99% owned) - Organized  as a holding
          company   for   nonregulated   real   estate   brokerage   operations.
          Incorporated in Delaware. Headquartered in Edina, Minnesota.

          a.   100% owned by HomeServices of America, Inc.

               Arizona  HomeServices,   LLC  -  Organized  to  provide  property
                    management services. Organized in Arizona. Headquartered in Tucson, Arizona.

               Capitol Intermediary  Company  -  Organized  to  invest  in real estate. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Capitol Land Exchange, Inc. - Organized to invest in real estate.
                    Incorporated   in   Nebraska.   Headquartered   in  Lincoln,
                    Nebraska.

               Capitol Title  Company  -  Organized  to sell  title  insurance.
                    Incorporated   in   Nebraska.   Headquartered   in  Lincoln,
                    Nebraska.

               CBSHOME Real Estate  Company - Organized  to provide  residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               CBSHOME Relocation  Services,  Inc. - Organized  to provide real
                    estate  relocation   services.   Incorporated  in  Nebraska.
                    Headquartered in Omaha, Nebraska.

               Champion Realty,  Inc. - Organized  to provide  residential  real
                    estate   brokerage   services.   Incorporated  in  Maryland.
                    Headquartered in Annapolis, Maryland.

               Chancellor  Mortgage  Services,   Inc.  -  Organized  to  provide
                    residential mortgage brokerage services. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Chancellor Title  Services,  Inc. - Organized  to provide  title search, abstracting real estate escrow and closing services.
                    Incorporated  in  Maryland.   Headquartered   in  Annapolis,
                    Maryland.

               Columbia Title of  Florida,  Inc. -  Organized  to provide  title search, abstracting, and real estate escrow closing services. Incorporated in Florida. Headquartered in Miami, Florida.

               Community  Mortgage  Company  -  Organized  to  provide  mortgage brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Edina Realty Relocation,  Inc.  -  Organized  as  a  third  party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Financial Services,  Inc. - Organized as a holding  company
                    for  the  Edina   Realty   subsidiaries.   Incorporated   in
                    Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Referral  Network,   Inc.  -  Organized  to  provide
                    residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Insurance  Agency,   Inc.  -  Organized  to  provide
                    property and casualty insurance agency services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Edina Realty Title,  Inc. - Organized  to provide  title  search, abstracting, real estate escrow, and closing services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               Embassy Financial Services,  Inc. - Organized to provide mortgage brokerage services. Incorporated in Florida. Headquartered in Miami, Florida.

               The Escrow Firm,  Inc. - Organized to provide closing and escrow services. Organized in California. Headquartered in San Diego, California.

               Esslinger-Wooten-Maxwell  Inc.  Organized to provide  residential real estate brokerage services. Incorporated in Florida. Headquartered in Miami, Florida.

               First Realty, Ltd. - Organized to provide residential real estate brokerage services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               First Reserve Insurance, Inc. - Organized to provide property and
                    casualty  insurance   services.   Incorporated  in  Florida.
                    Headquartered in Miami, Florida.

               For Rent,  Inc.  -  Organized  to  lease  residential  property.
                    Incorporated in Arizona. Headquartered in Tucson, Arizona.

               HMSV Financial  Services,  Inc. - Organized  to provide  mortgage brokerage services. Incorporated in Delaware. Headquartered in Edina, Minnesota.

               Home Real Estate,  Inc.  (Lincoln Central) - Organized to provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Home Real Estate, Inc. (Lincoln Corporate) - Organized to provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Home Real Estate,  Inc.  (Lincoln  Cotner) - Organized to provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Home Real Estate,  Inc.  (Lincoln  Holmes  Lake) - Organized  to
                    provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Home Real Estate,  Inc.  (Lincoln  North) - Organized to provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Home Real Estate,  Inc.  (Lincoln  South) - Organized to provide real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               Home Real Estate,  Inc.  (Nebraska)  - Organized to provide real
                    estate   brokerage   services.   Incorporated  in  Nebraska.
                    Headquartered in Lincoln, Nebraska.

               Home Real  Estate,  Inc.  (Pine Lake) - Organized to provide real
                    estate   brokerage   services.   Incorporated  in  Nebraska.
                    Headquartered in Lincoln, Nebraska.

               Home Real Estate,  Inc.  -  Organized  to  provide  real  estate brokerage services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               HomeServices  Insurance,  Inc. - Organized to provide  homeowners insurance policies. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               HomeServices of  California,   Inc.  -  Organized   to  provide
                    residential real estate brokerage services. Incorporated in Delaware. Headquartered in San Diego, California.

               HomeServices of Florida,  Inc.  Organized to provide  residential real estate brokerage services. Incorporated in Florida. Headquartered in Miami, Florida.

               HomeServices of Kentucky, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

               HomeServices of Nebraska,  Inc. Organized to provide  residential real estate brokerage services. Incorporated in Delaware. Headquartered in Lincoln, Nebraska.

               IMO Co., Inc. - Organized  to provide  residential  real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

               InsuranceSouth,  LLC - Organized  to provide  property  insurance services. Organized in Alabama. Headquartered in Birmingham, Alabama.

               Iowa Realty Co.,  Inc. - Organized  to provide  residential  real
                    estate   brokerage    services.    Incorporated   in   Iowa.
                    Headquartered in West Des Moines, Iowa.

               Iowa Realty Insurance Agency, Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title Company - Organized to provide land title  abstracting services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title Linn  County,  LLC - Organized  to provide  land title abstracting services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               J.D. Reece  Mortgage  Company -  Organized  to  provide  mortgage brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

               JRHBW Realty, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Alabama. Headquartered in Birmingham, Alabama.

               J.S. White  &   Associates,   Inc.  -  Organized  to  provide
                    residential real estate brokerage services. Incorporated in Alabama. Headquartered in Opelika, Alabama.

               Jenny Pruitt &   Associates,   Inc.   -   Organized   to  provide
                    residential real estate brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

               Kansas  City  Title,  Inc.  -  Organized  to  provide  title  and
                    abstracting    services.     Incorporated    in    Missouri.
                    Headquartered in Overland Park, Kansas.

               Kentucky Residential  Referral  Services,  LLC  -  Organized  to
                    provide   residential   real  estate   brokerage   services.
                    Organized in Kentucky as a limited liability company. Headquartered in Louisville, Kentucky.

               MidAmerican Commercial Real Estate Services,  Inc. - Organized to
                    provide commercial real estate brokerage services. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

               Midland Escrow Services,  Inc. - Organized to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               MortgageSouth, LLC - Organized to provide  residential  mortgage brokerage services. Organized in Alabama. Headquartered in Birmingham, Alabama.

               MRSCT, Inc. - Organized to provide title search, abstracting real
                    estate  escrow  and  closing   services.   Incorporated   in
                    Kentucky. Headquartered in Louisville, Kentucky.

               Nebraska Land Title and  Abstract  Company - Organized to provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               Pickford Escrow Company,  Inc. - Organized to provide closing and escrow services. Incorporated in California. Headquartered in San Diego, California.

               Pickford Golden  State  Member LLC - Organized  to invest in real estate. Organized in California. Headquartered in San Diego, California.

               Pickford  Holdings,  LLC - Organized as a holding  company for an interest in a title insurance services company. Organized in California. Headquartered in San Diego, California.

               Pickford Real  Estate,  Inc. - Organized  to provide  residential real estate brokerage services. Incorporated in California. Headquartered in San Diego, California.

               Pickford Realty,  Ltd. - Organized  to provide  residential  real
                    estate   brokerage   services.   Organized  in   California.
                    Headquartered in San Diego, California.

               Pickford  Services  Company -  Organized  to provide  closing and escrow services. Incorporated in California. Headquartered in San Diego, California.

               Plaza Mortgage Services,  LLC - Organized to provide  residential
                    mortgage   brokerage   services.    Organized   in   Kansas.
                    Headquartered in Prairie Village, Kansas.

               Plaza Financial Services,  LLC - Organized  as a holding  company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Prairie Village, Kansas.

               Professional Referral Organization,  Inc. - Organized to generate real estate sales through referrals from retired agents. Incorporated in Maryland. Headquartered in Annapolis, Maryland.

               Real Estate  Links,  LLC - Organized to provide  title  services.
                    Organized in Illinois as a limited liability company. Headquartered in Moline, Illinois.

               Rector-Hayden Realtors,  Inc. - Organized to provide  residential real estate brokerage services. Incorporated in Delaware. Headquartered in Louisville, Kentucky.

               Rector-Hayden   Realtors   (Kentucky)   -  Organized  to  provide
                    residential real estate brokerage services. Organized in Kentucky. Headquartered in Louisville, Kentucky.

               Reece & Nichols Alliance,   Inc.   -   Organized   to   provide
                    complementary  residential real estate  brokerage  services.
                    Incorporated  in  Kansas.   Headquartered  in  Kansas  City,
                    Kansas.

               Reece & Nichols Realtors, Inc. - Organized to provide residential real estate brokerage services. Incorporated in Kansas. Headquartered in Kansas City, Kansas.

               The Referral  Co. -  Organized  to generate  real  estate  sales through referrals from retired salespersons of Iowa Realty Co., Inc. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               RHL Referral  Company,  LLC - Organized to generate  real estate sales through referrals from retired agents. Organized in Arizona. Headquartered in Tucson, Arizona.

               Roy H. Long  Realty  Company,   Inc.  -  Organized  to  provide
                    residential real estate brokerage services. Incorporated in Arizona. Headquartered in Tucson, Arizona.

               San Diego  PCRE,  Inc.  Organized  to provide  residential  real
                    estate  brokerage  services.   Incorporated  in  California.
                    Headquartered in San Diego, California.

               Semonin Mortgage Services,  Inc. - Organized as a holding company for an interest in a mortgage brokerage business. Incorporated in Kentucky. Headquartered in Louisville, Kentucky.

               Semonin Realtors,  Inc.  -  Organized  to  provide  real  estate brokerage services. Incorporated in Delaware. Headquartered in Louisville, Kentucky.

               Southwest Relocation, LLC - Organized to provide residential real
                    estate   brokerage    services.    Organized   in   Arizona.
                    Headquartered in Tucson, Arizona.

               TitleSouth, LLC - Organized to provide title insurance  services.
                    Organized in Alabama. Headquartered in Birmingham, Alabama.

               Trinity Mortgage  Partners,  Inc. - Organized to provide mortgage brokerage services. Incorporated in Georgia. Headquartered in Atlanta, Georgia.

               United Settlement  Services,  L.C. - Organized  to provide  title services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               Woods Bros.  Real  Estate Group,  Inc.  -  Organized  to  provide residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska

               Woods Bros. Realty, Inc. - Organized to provide  residential real
                    estate   brokerage   services.   Incorporated  in  Nebraska.
                    Headquartered in Lincoln, Nebraska.

               Woods Lots, Inc.  -   Organized   to  invest  in  real   estate.
                    Incorporated   in   Nebraska.   Headquartered   in  Lincoln,
                    Nebraska.

          b. Less than 100% but greater than 10% owned by HomeServices of America, Inc.

               Allied Title Services, LLC - Organized to provide title insurance services. Organized in Nebraska. Headquartered in Grand Island, Nebraska.

               Caldwell Mill, LLP - Organized to develop  property and sell lots for residential home construction. Organized in Alabama. Headquartered in Birmingham, Alabama.

               California  Title  Company -  Organized  to  provide  land  title searches. Incorporated in California. Headquartered in Santa Ana, California.

               First Capital Group  L.P.  -  Organized   to  provide   mortgage
                    brokerage services. Organized in California. Headquartered in Irvine, California.

               First Capital Enterprises,  L.P. - Organized to provide  mortgage services. Organized in California. Headquartered in Irvine, California.

               FMLC Mortgage  LLC -  Organized  to  provide  mortgage  brokerage services. Organized in Arizona. Headquartered in Tucson, Arizona.

               HMSV-USB Lending,  LLC - Organized to provide mortgage  brokerage
                    services.   Organized   in   Delaware.    Headquartered   in
                    Bloomington, Minnesota.

               HomeServices Lending,   LLC  -  Organized  to  provide  mortgage
                    brokerage services. Organized in Delaware. Headquartered in Edina, Minnesota.

               Iowa Title Linn  County  II, LLC -  Organized  to provide  title services. Organized in Iowa. Headquartered in West Des Moines, Iowa.

               Jenny Pruitt Insurance  Services,  LLC  -  Organized  to  provide residential real estate brokerage services. Organized in Georgia. Headquartered in Atlanta, Georgia.

               Lincoln Title Company, LLC - Organized to provide title insurance services. Organized in Nebraska. Headquartered in Lincoln, Nebraska.

               Long Title Agency,  LLC - Organized to provide  title  insurance.
                    Organized in Arizona. Headquartered in Tucson, Arizona.

               Meridian Title  Services,  LLC  -  Organized  to  provide  title services. Organized in Georgia. Headquartered in Atlanta, Georgia.

               Pickford North County, LP - Organized to provide residential real
                    estate   brokerage   services.   Organized  in   California.
                    Headquartered in San Diego, California.

               Property I.D. Golden State, LLC - Organized to create real estate disclosure reports. Organized in California. Headquarters in San Diego, California.

               Seward Title,   LLC  -  Organized  to  provide  title  insurance
                    services. Organized in Nebraska. Headquartered in Lincoln, Nebraska.

               Title Info. Now,  LLC -  Organized  to provide  title  insurance.
                    Organized in Minnesota. Headquartered in Edina, Minnesota.

               Trinity Mortgage  Affiliates  -  Organized  to provide  mortgage brokerage services. Organized in Minnesota. Headquartered in Atlanta, Georgia.

          vii. CE Generation, LLC - (50% owned) - Organized as a holding company. Organized in Delaware. Headquartered in Omaha, Nebraska.

               a. 100% directly or indirectly owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska)

                    CalEnergy  Operating  Corporation  - Provides  operating and maintenance services for Imperial Valley Facilities; General Partner and 40% owner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

                    California Energy Development Corporation - Managing general partner and 50% owner of Yuma Cogeneration Associates. Incorporated in Delaware.

                    California Energy Yuma  Corporation - Organized as a holding company. Holds a 50% interest in Yuma Cogeneration Associates, a general partnership. Incorporated in Utah.

                    CE Salton  Sea Inc.  -  Organized  as a  holding  company.
                         Incorporated in Delaware.

                    CE Texas Energy LLC - Owns CE Texas Gas LP.  Organized in
                         Delaware.

                    CE Texas Gas,  LP - Owns  contract  rights.  Organized  in
                         Delaware.

                    CE Texas  Fuel,  LLC -  Organized  as a  holding  company.
                         Organized in Delaware.

                    CE Texas Pipeline,  LLC - Organized as a holding  company.
                         Organized in Delaware.

                    CE Texas  Power,  LLC -  Organized  as a holding  company.
                         Organized in Delaware.

                    CE Texas Resources,  LLC - Organized as a holding company.
                         Organized in Delaware.

                    CE Turbo LLC - Owns Imperial Valley  turbo-expander  power project. Organized in Delaware.

                    Conejo Energy   Company  -  Holding   company   owning  50%
                         partnership interest - 40% General Partner & 10% limited partner in Del Ranch, L. P. Incorporated in California.

                    Del Ranch,  L. P. - Owns Del Ranch  (Hoch)  project  in the
                         Salton Sea. Organized in California.

                    Desert Valley  Company  -  Operates  monofill  for  Imperial
                         Valley operations. Incorporated in California.

                    Elmore, L.P.  - Owns  Elmore  project  in the  Salton  Sea.
                         Organized in California.

                    Falcon Power  Operating  Company  -  Organized  to  provide operation and maintenance services for cogeneration facilities. Incorporated in Texas.

                    Falcon Seaboard  Oil Company - Holds 100%  interest in Power
                         Resources, Ltd. Incorporated in Texas.

                    Falcon Seaboard  Pipeline  Corporation - Holds 100% interest in Big Springs Pipeline Company. Incorporated in Texas.

                    Falcon Seaboard  Power  Corporation - Holds 100% interest in
                         SECI Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

                    Fish Lake Power LLC - Owns a 1%  interest in Salton Sea Unit
                         IV. Organized in Delaware.

                    FSRI Holdings,  Inc.  -  Organized  as  a  holding  company.
                         Incorporated in Texas.

                    Imperial Magma LLC - Owns resource  rights and real property in the Imperial Valley. Organized in Delaware.

                    Leathers,  L.P. - Owns  Leathers  project in the Salton Sea.
                         Organized in California.

                    Magma Land Company  I - Holds  mineral  interests  and brine rights for Salton Sea Projects. Incorporated in Nevada.

                    Magma Power Company - Organized as a holding  company.  Owns several operating subsidiaries. Incorporated in Nevada.

                    Niguel Energy   Company  -  Holding   company   owning  50%
                         partnership interest (40% General Partner & 10% Limited Partner) in Elmore, L. P. Incorporated in California.

                    Power Resources, Ltd.  -  Organized  to own  and  operate  a gas-fired cogeneration facility. Organized in Texas.

                    Salton Sea  Brine  Processing  L.  P.  -  Owns  99%  limited partnership interest in Salton Sea Power Generation, L.P. Organized in California.

                    Salton  Sea  Funding  Corporation  -  Organized  to  provide financing for Salton Sea Projects. Incorporated in Delaware.

                    Salton Sea Power  Company - Organized as a holding  company.
                         1% General Partner Interest, Salton Sea Power Generation, L. P. & Salton Sea Brine Processing, L. P. Incorporated in Nevada.

                    Salton Sea Power  Generation  L. P. - Owns  Units 1, 2 & 3 &
                         part of Unit 4 at Salton Sea. Organized in California.

                    Salton Sea Power L.L.C.  - Owns Salton Sea Unit 5. Organized
                         in Delaware.

                    Salton Sea Royalty  LLC - Owns  rights to royalty  payments.
                         Organized in Delaware.

                    San Felipe Energy  Company - Holding  company  owning  50%
                         partnership interest (40% General Partner & 10% Limited Partner) in Leathers, L. P. Incorporated in California.

                    Saranac Energy Company,  Inc. - Organized to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware.

                    SECI Holdings,  Inc. - Holding  company for  Saranac  Energy
                         Company. Incorporated in Delaware.

                    VPC Geothermal LLC - Owns 50% of Vulcan/BN Geothermal Power
                         Company. Organized in Delaware.

                    Vulcan Power Company - Organized as a holding company.  Owns
                         50% of Vulcan/BN Geothermal Power Company. Incorporated in Nevada.

                    Vulcan/BN Geothermal Power Company - Owner of Vulcan Project
                         in the Imperial Valley. Organized in Nevada.

                    Yuma Cogeneration   Associates   -   Owner   of   the   Yuma
                         cogeneration natural gas-fired project in Arizona. Organized in Arizona.

               b. Less than 100% but greater than 10% owned by CE Generation, LLC

                    NorthCountry  Gas  Pipeline   Corporation   -  Organized  to
                         construct, own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York. Headquartered in Omaha, Nebraska.

                    Saranac Power Partners, L. P. - Organized to construct,  own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Organized in Delaware. Headquartered in Omaha, Nebraska.

          viii. Other MidAmerican Energy Holdings Company Related Entities:

               a. 100% directly or indirectly owned by MidAmerican Energy Holdings Company (unless otherwise indicated, all of the following are headquartered in Omaha, Nebraska).

                    Alaska Gas Transmission  Company,  LLC - Organized to build, own and operate a natural gas pipeline. Organized in Delaware.

                    American Pacific  Finance  Company - Organized  as a captive finance company. Incorporated in Delaware.

                    CalEnergy Capital Trust II - Organized to provide financing.
                         Organized in Delaware.

                    CalEnergy Capital   Trust  III  -  Organized   to  provide
                         financing. Organized in Delaware.

                    CalEnergy Company,  Inc. - Organized to develop  projects in the United States. Incorporated in Delaware.

                    CalEnergy Generation Operating Company - Organized to manage and operate power projects in the United States. Incorporated in Delaware.

                    CalEnergy Holdings,  Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    CalEnergy International,  Inc. -  Development  company  for project interests located outside the United States. Incorporated in Delaware.

                    CalEnergy International Ltd. - Organized to develop projects outside the United States. Organized in Bermuda.

                    CalEnergy International  Services,  Inc. - Employs personnel
                         working  on  projects   outside   the  United   States.
                         Incorporated in Delaware.

                    CalEnergy Investments  C.V.  -  Organized  as  a  financing entity. Organized in the Netherlands.

                    CalEnergy Minerals,  LLC - Organized  to own the Salton Sea
                         zinc recovery project. Organized in Delaware.

                    CalEnergy Minerals  Development  LLC  -  Owns  interest  in minerals projects. Organized in Delaware.

                    CalEnergy Pacific  Holdings  Corp. - Holding  company  which
                         owns  shares  of  CE   International   (Bermuda)   Ltd.
                         Incorporated in Delaware.

                    CalEnergy U.K.  Inc.  - Owner of shares  of CE  Electric  UK
                         Funding Company. Incorporated in Delaware.

                    CE Casecnan Water and Energy Company,  Inc. - Organized to
                         develop and operate a hydroelectric power plant in Luzon, Philippines. Incorporated in Philippines.

                    CE Casecnan Ltd. - Holding  company which owns interest in
                         CE Casecnan Water & Energy Company, Inc. Organized in Bermuda.

                    CE Casecnan II, Inc. - Holds  interest in CE Casecnan Ltd.
                         Incorporated in Philippines.

                    CE Cebu Geothermal  Power Company,  Inc. - Project company for the Upper Mahiao project, on the island of Leyte, Philippines. Incorporated in Philippines.

                    CE (Bermuda)  Financing Ltd. - Organized to finance energy projects directly or through subsidiaries. Organized in Bermuda.

                    CE Electric,  Inc.  - Owner of  shares of CE  Electric  UK
                         Holdings. Incorporated in Delaware.

                    CE Electric (NY),  Inc. - Organized as a holding  company.
                         Incorporated in Delaware.

                    CE Exploration  Company  -  Exploration   subsidiary  with
                         leaseholds   in   Oregon,   Washington   and   Northern
                         California. Incorporated in Delaware.

                    CE Geothermal,   Inc.  -  Owns  Intermountain   Geothermal
                         Company. Incorporated in Delaware.

                    CE Geothermal  LLC - Organized  to invest in  nonregulated generation facilities. Organized in Delaware.

                    CE Insurance  Services  Limited -  Organized  as a captive insurance company. Organized in the Isle of Man.

                    CE International  (Bermuda)  Ltd - Holding  company  which owns interests in geothermal power generation project companies. Organized in Bermuda.

                    CE International  Investments,  Inc. - Holding company for projects outside the United States. Incorporated in Delaware.

                    CE Mahanagdong  Ltd.  -  Organized  as a holding  company.
                         Organized in Bermuda.

                    CE Mahanagdong  II,  Inc.  - Holds  interest  in CE  Luzon
                         Geothermal   Power  Company,   Inc.   Incorporated   in
                         Philippines.

                    CE Obsidian Energy  LLC -  Organized  to  develop,  own  and operate a geothermal power plant in the Salton Sea. Organized in Delaware.

                    CE Obsidian  Holding LLC - Organized as a holding company.
                         Organized in Delaware.

                    CE Philippines  Ltd.  -  Organized  as a holding  company.
                         Organized in Bermuda.

                    CE Philippines  II,  Inc.  -  Holds  interest  in CE  Cebu
                         Geothermal Power Company Inc. Organized in Philippines.

                    CE Power, Inc. - Owner of shares of CE Electric UK Funding
                         Company. Incorporated in Delaware.

                    CE Power,  LLC  -  Organized  to  invest  in  nonregulated generation facilities. Organized in Delaware.

                    CE Resources,  LLC - Organized  to invest in  nonregulated generation facilities. Organized in Delaware.

                    Cordova Energy Company, LLC - Organized to own and operate a gas fired cogeneration facility. Organized in Delaware. Headquartered in Des Moines, Iowa.

                    Cordova Funding Corporation - Organized to provide financing for an independent power project. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

                    Intermountain  Geothermal Company - Owner of 70% interest in the Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

                    Kern River Funding  Corporation - Issue senior secured notes and loan proceeds to Kern River Gas Transmission Company. Incorporated in Delaware.

                    Kern River Gas  Transmission  Company - Natural gas pipeline transmission company. Texas general partnership.

                    KR Acquisition  1,  LLC - Holds a 5%  general  partnership
                         interest  in  Kern  River  Gas  Transmission   Company.
                         Organized in Delaware.

                    KR Acquisition  2, LLC - Holds a 50%  general  partnership
                         interest  in  Kern  River  Gas  Transmission   Company.
                         Organized in Delaware.

                    KR Holding,   LLC  -  Organized  as  a  holding   company.
                         Incorporated in Delaware.

                    Magma Netherlands  B.V.   -  Holds   interest   in   Visayas
                         Geothermal Power Company. Incorporated in Netherlands.

                    MEHC Alaska Holding 1, LLC - Organized as a holding company.
                         Organized in Delaware.

                    MEHC Alaska Holding 2, LLC - Organized as a holding company.
                         Organized in Delaware.

                    MidAmerican  Capital   Trust  I  -  Organized   to  provide
                         financing. Organized in Delaware.

                    MidAmerican  Capital   Trust  II  -  Organized  to  provide
                         financing. Organized in Delaware.

                    MidAmerican   Capital  Trust  III  -  Organized  to  provide
                         financing. Organized in Delaware.

                    MidAmerican  Energy  Machining  Services,  LLC  Manufactures
                         natural gas meter related products. Incorporated in Delaware.

                    MidAmerican   Transmission,   LLC  -  Holds   investment  in
                         TRANSLink. Organized in Delaware. Headquartered in Des Moines, Iowa.

                    NNGC Acquisition,  LLC -  Organized  as a  holding  company.
                         Organized in Delaware.

                    Northern  Natural  Gas  Company  -  Operates  an  interstate pipeline. Incorporated in Delaware.

                    Ormoc Cebu LTD - Organized as a holding company.  Organized in Bermuda.

                    Quad Cities   Energy   Company  -  Organized  to  invest  in
                         nonregulated generation facilities. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

                    Salton Sea Minerals Corp. - Owns indirect interest in a zinc recovery project. Incorporated in Delaware.

                    Tongonan  Power  Investment,  Inc.  -  Holds  a  partnership
                         interest   in   Visayas   Geothermal   Power   Company.
                         Incorporated in Philippines.

                    Visayas Geothermal  Power Company - Project  company for the
                         Malitbog project, on the island of Leyte, Philippines. Organized in Philippines.

               b.   Less than  100% but  greater  than 10% owned by  MidAmerican
                    Energy  Holdings   Company  -  (all  of  the  following  are
                    headquartered in Omaha, Nebraska).

                    CE Luzon Geothermal Power Company,  Inc. - Project company for the Mahanagdong project located on the island of Leyte, Philippines. Incorporated in Philippines.

     D.   Inactive Subsidiaries

          American Pacific Finance Company II - Incorporated in California. Avonmouth CHP Limited - Incorporated in England.
          Big Spring Pipeline Company - Incorporated in Texas.
          Bioclean Fuels, Inc. - Incorporated in Delaware.
          CalEnergy BCF, Inc. - Incorporated in Delaware.
          CalEnergy Capital Trust  - Organized in Delaware.
          CalEnergy Capital Trust IV - Organized in Delaware.
          CalEnergy Capital Trust V - Organized in Delaware.
          CalEnergy Capital Trust VI - Organized in Delaware.
          CalEnergy Europe Ltd. - Incorporated in England.
          CalEnergy Imperial Valley Company, Inc. - Incorporated in Delaware. CalEnergy Power Ltd. - Incorporated in England.
          CalEnergy Power Ventures Ltd. - Incorporated in England.
          California Energy Management Company - Incorporated in Delaware. CEABC Co. - Incorporated in Delaware.
          CEXYZ Co. - Incorporated in Delaware.
          CE Administrative Services, Inc. - Incorporated in Delaware.
          CE Argo Energy, Inc. - Incorporated in Delaware.
          CE Argo Power LLC - Organized in Delaware.
          CE Asia Ltd. - Organized in Bermuda.
          CE Bali, Ltd. -  Organized in Bermuda.
          CE Indonesia Geothermal, Inc. -  Incorporated in Delaware.
          CE Indonesia Ltd. - Organized in Bermuda.
          CE Latin America Ltd - Organized in Bermuda.
          CE Overseas Ltd. - Organized in Bermuda.
          CE Singapore Ltd. - Organized in Bermuda.
          CE/TA LLC - Organized in Delaware.
          DCCO Inc. - Incorporated in Minnesota.
          Electricity North East Ltd. - Incorporated in England.
          Electricity North Ltd. - Incorporated in England.
          Gas UK Ltd. - Incorporated in England.
          Gilbert/CBE Indonesia L.L.C. - Organized in Nebraska.
          Gilbert/CBE L. P. - Organized in Nebraska.
          Integrated Utility Services (UK) Ltd. - Incorporated in England. InterCoast Sierra Power Company - Incorporated in Delaware. InterCoast Energy Company - Incorporated in Delaware.
          InterCoast Power Marketing Company - Incorporated in Delaware
          Iowa Realty Commercial Brokers, LLC - Organized in Iowa.
          IPP Co. - Incorporated in Delaware.
          IPP Co. LLC - Organized in Delaware.
          J.P. & A., Inc. - Incorporated in Georgia.
          LW Technical (Northern) Ltd. - Incorporated in England.
          Magma Generating Company I - Incorporated in Nevada.
          Magma Generating Company II - Incorporated in Nevada.
          Magma/Geo-83 JV (GP) - Organized in California.
          MEHC Investment, Inc. - Incorporated in South Dakota.
          MidAmerican Energy Financing I - Organized in Delaware.
          MidAmerican Energy Financing II - Organized as a statutory business trust.
          Midwest Gas Company - Incorporated in Iowa.
          NEEB Ltd. - Incorporated in England.
          Neptune Power Ltd. - Incorporated in England.
          NorCon Holdings, Inc. - Incorporated in Delaware.
          NorCon Power Partners L.P. - Organized in Delaware.
          Norming Investments B.V. - Incorporated in Netherlands.

          North Eastern Electricity Ltd. - Incorporated in England.
          Northern Aurora, Inc. -  Incorporated in Delaware.
          Northern Aurora Limited - Incorporated in England.
          Northern Cablevision Ltd. - Incorporated in England.
          Northern Cogen Ltd. - Incorporated in England.
          Northern Consolidated Power, Inc. - Incorporated in Delaware.
          Northern Electric Contracting Ltd. - Incorporated in England.
          Northern Electric & Gas Distribution Ltd. - Incorporated in England. Northern Electric Generation (NPL) Limited - Incorporated in England. Northern Electric Power Ltd. - Incorporated in England.
          Northern Electric Share Scheme Trustee Ltd. - Incorporated in England. Northern Electrics Ltd. - Incorporated in England.
          Northern Electric Telecom Limited - Incorporated in England.
          Northern Electric (TPL) Holdings Ltd. - Incorporated in England. Northern Electric Transport Limited - Incorporated in England. Northern Energy Distribution Ltd. - Incorporated in England.
          Northern Power Distribution Ltd. - Incorporated in England.
          Northern Utility Services Limited - Incorporated in England.
          Northern Utilities Ltd. - Incorporated in England.
          Northern Tracing & Collection Services Limited - Incorporated in
            England.
          NUSL International Ltd. - Incorporated in England.
          Real Estate Referral Network, Inc. - Incorporated in Nebraska.
          Ryhope Road Developments Ltd - Incorporated in England.
          REC Collect Ltd. - Incorporated in England.
          Slupo I B.V. - Incorporated in Netherlands.
          St. Clements Services Limited - Incorporated in England.
          UK Distribution Limited - Incorporated in England.
          YEDL Limited - Incorporated in England.

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.   MidAmerican  Energy  Holdings  Company  is  the  holding  company  for
          MidAmerican Funding, LLC and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

          MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

          MHC Inc. is the direct holding company for MidAmerican Energy Company and various nonregulated businesses. MHC Inc. owns no physical utility property.

     B. MidAmerican Energy Company is a regulated public utility company, incorporated in the State of Iowa. MidAmerican Energy is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. MidAmerican Energy owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          MidAmerican Energy's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides retail electric service to 684,000 customers in Iowa, Illinois, and South Dakota and retail natural gas service to 661,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

          i.   ELECTRIC OPERATIONS:

               MidAmerican Energy's transmission lines, operating from 161,000 to 345,000 volts, totaled 2,046 circuit miles at December 31, 2003 (1,876 miles are located in Iowa). MidAmerican Energy owned 355 distribution substations (318 are located in Iowa) and 9 transmission substations (8 in Iowa). MidAmerican Energy owned 35 transmission/distribution/generation substations (31 in Iowa) at December 31, 2003.

               MidAmerican Energy owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

               1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

               2.   161 kv  interconnection  near  Clarinda,  Iowa  with  Aquila
                    Networks;

               3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

               4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha Public Power District;

               5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

               6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with AmerenUE;

               7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

               8. 345 kv interconnection at Cooper Nuclear Station near Brownville, Nebraska, with Nebraska Public Power District;

               9. 345 kv interconnection near Lakefield Junction, Minnesota, with Interstate Power and Light Company;

               10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

               11. two 345 kv interconnections at Quad-Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

               12.  161  kv  interconnection  near  Galesburg,   Illinois,  with
                    Illinois Power Company; and

               13. 161 kv interconnection near Camanche, Iowa, with Interstate Power and Light Company.

               MidAmerican   Energy   owns  or  connects   with  the   following
               transmission lines at or near the Iowa state border in order to serve its electric customers:

               1.   two 69 kv transmission lines near McCook Lake, South Dakota;

               2.   one 69 kv transmission line near Alcester, South Dakota;

               3.   one 161 kv transmission line near Rock Island, Illinois;

               4.   one 161 kv transmission line in East Moline, Illinois;

               5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

               6.   two 69 kv transmission lines in East Moline, Illinois;

               7.   two 69 kv transmission lines in Moline, Illinois; and

               8.   one 69 kv transmission line in Rock Island, Illinois.

Electric generating facilities at December 31, 2003 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 2003 accreditation. Capability for jointly owned units is indicative of MidAmerican Energy's share of the unit total.

                                                                  Accredited
                                             Percent              Generating
                  Plant                      Ownership   Fuel    Capability (MW)
---------------------------------------      ---------   ----    ---------------
Steam Electric Generating Plants:
     Iowa
         Council Bluffs Energy Center
              Unit No. 1                      100.0      Coal           45
              Unit No. 2                      100.0      Coal           88
              Unit No. 3 (jointly owned)       79.1      Coal          546
         George Neal Station
              Unit No. 1                      100.0      Coal          135
              Unit No. 2                      100.0      Coal          300
              Unit No. 3 (jointly owned)       72.0      Coal          371
              Unit No. 4 (jointly owned)       40.6      Coal          261
         Louisa Unit (jointly owned)           88.0      Coal          616
         Ottumwa Unit (jointly owned)          52.0      Coal          368
         Riverside Station
              Unit No. 3                      100.0      Coal            5
              Unit No. 5                      100.0      Coal          130
                                                                   -------
Total Steam Electric Generating Units                                2,865
                                                                   -------
                                      -19-

                                                                  Accredited
                                             Percent              Generating
                  Plant                     Ownership    Fuel    Capability (MW)
-----------------------------------------   ---------    ----    ---------------
Combustion Turbines:
     Iowa
         Coralville-4 units                   100.0     Gas/Oil        64
         Electrifarm-3 units                  100.0     Gas/Oil       200
         Greater Des Moines Energy
           Center - 2 units                   100.0       Gas         327
         Parr-2 units                         100.0     Gas/Oil        32
         Pleasant Hill Energy
           Center -3 units                    100.0       Oil         157
         River Hills Energy Center-8 units    100.0     Gas/Oil       120
         Sycamore Energy Center-2 units       100.0     Gas/Oil       148
     Illinois
         Moline-4 units                       100.0     Gas/Oil        64
                                                                    -----
Total Combustion Turbines                                           1,112
                                                                    -----

Nuclear:
     Illinois
         Quad-Cities Station
           Unit No. 1 (jointly owned)          25.0     Nuclear       218
           Unit No. 2 (jointly owned)          25.0     Nuclear       219
                                                                    -----
Total Nuclear                                                         437
                                                                    -----

Hydro:
     Illinois
           Moline - 4 units                   100.0      Water          3
                                                                    -----
Total Hydro                                                             3
                                                                    -----

Portable Power Modules - 28 units             100.0       Oil          56
                                                                    -----
Net Accredited Generating Capability                                4,473

Participation Purchases and Sales, Net
     Cordova Energy Company, LLC (1)                                  250
     Nebraska Public Power District (2)                               380
     Participation Purchases and Sales, Net                          (316)
                                                                    -----
Total Net Accredited Generating Capability                          4,787
                                                                    =====

(1) The amount shown above is MidAmerican Energy's entitlement (50%) of the Cordova Energy Company, LLC facility's net accredited capacity under a power purchase contract extending to May 2004. Cordova Energy Company, LLC, is an indirect wholly owned subsidiary of MidAmerican Energy Holdings Company.

(2) The amount shown is capacity purchased under a power purchase contract with the Nebraska Public Power District extending to December 2004.

          ii.  GAS OPERATIONS

               MidAmerican Energy serves customers in Iowa, Illinois, South Dakota, and Nebraska. MidAmerican Energy is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., an affiliate of MidAmerican Energy, Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to MidAmerican Energy's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican Energy's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

               Natural gas is distributed through 21,182 miles of distribution mains and services of which 16,531 miles are located in Iowa, 2,099 miles in Illinois, 2,401 miles in South Dakota and 151 miles in Nebraska.

               Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 132,800 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.

3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican Energy for the year ended December 31, 2003.

     a. (1) Volumes of kWh of electric energy sold and related revenues (in thousands):

                                                                   Revenues
                                     Volumes Sold                 From Sales
                                     ------------                 ----------
              Retail                   18,426,802                 $1,100,928
              Wholesale                 8,958,065                    269,385
                                       ----------                 ----------
              Total                    27,384,867                 $1,370,313
                                       ----------                 ----------

          (2) Volumes of MMBtu of natural gas distributed and related revenues (in thousands):

                                                                    Revenues
                                        Volumes Sold               From Sales
                                        ------------               ----------
              Retail                       87,390                   $738,529
              Wholesale                    34,250                    184,876
                                           ------                   --------
              Total                       121,640                   $923,405
                                          -------                   --------

     b. (1) Outside of the state of incorporation of exempt holding company, the volumes of kWh of electric energy sold and related revenues at retail in (a) above (in thousands):

                                                                 Retail Revenues
                                       Volumes Sold                From Sales
                                       ------------                ----------
              Illinois                  1,914,887                   $112,183
              South Dakota                139,610                      8,001
                                       ----------                   --------
              Total                     2,054,497                   $120,184
                                       ----------                   --------

          (2) Outside of the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sold and related revenues at retail in (a) above (in thousands):

                                                                 Retail Revenues
                                        Volumes Sold               From Sales
                                        ------------               ----------
               Illinois                     8,732                   $ 72,541
               South Dakota                 9,857                     78,986
               Nebraska                       712                      5,522
                                           ------                   --------
               Total                       19,301                   $157,049
                                           ------                   --------

     c. (1) Outside the state of incorporation of exempt holding company or at the state line, volumes of MWh of electric energy sold at wholesale in (a) above: None

          Outside the state of incorporation of exempt holding company, the volumes of MWh of electric energy sold at wholesale excludes the following sales for resale transactions originating within the state to purchasers outside the state and related revenues (in thousands):

                                                                     Revenues
                                        Volumes Sold                From Sales
                                        ------------                ----------
               Illinois                   416,269                    $15,090
               Indiana                        800                       (119)
                                          -------                    -------
               Total                      417,069                    $14,971
                                          -------                    -------

          (2) Outside the state of incorporation of exempt holding company, the volumes of MMBtu of natural gas sales for resale transactions and related revenues at wholesale in (a) above (in thousands):

                                                                    Revenues
                                        Volumes Sold               From Sales
                                        ------------               ----------
               Illinois                    20,368                   $114,068
               Texas                        2,785                     12,017
               Kansas                       1,875                     11,777
               Oklahoma                     1,678                      8,264
               Michigan                     1,172                      6,526
               Alberta, Canada                419                      2,126
               Minnesota                      414                      2,107
               Louisiana                       15                         74
                                           ------                   --------
               Total                       28,726                   $156,959
                                           ------                   --------

     d. (1) Number of MWh of electric energy purchased outside of the state of incorporation, or at the state line (in thousands):


               Ohio                                                6,277,259
               Illinois                                              843,928
                                                                   ---------
               Total                                               7,121,187
                                                                   ---------

          (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:


               Kansas                                             27,625,283
               Texas                                              11,368,705
               Oklahoma                                            7,302,465
               Minnesota                                           3,261,376
               Illinois                                            2,490,048
               Nebraska                                            2,213,376
               Michigan                                              762,944
               South Dakota                                          268,288
               Alberta                                               259,904
               Louisiana                                             259,904
               Arizona                                               184,448
                                                                  ----------
               Total                                              55,996,741
                                                                  ----------

     e.   Additional Data:

          (1)  Electric operating revenues (dollars in thousands):

               Iowa                     89.0%                     $1,243,350
               Outside of Iowa          11.0%                        154,425
                                                                  ----------
               Total                   100.0%                     $1,397,775
                                                                  ----------

          (2)  Natural gas operating revenues (dollars in thousands):

               Iowa                     78.5%                       $743,369
               Outside of Iowa          21.5%                        204,024
                                                                    --------
               Total                   100.0%                       $947,393
                                                                    --------

          (3)  Total average electric customers:

               Iowa                     87.2%                        596,795
               Outside of Iowa          12.8%                         87,329
                                                                     -------
               Total                   100.0%                        684,124
                                                                     -------

          (4)  Total average natural gas customers:

               Iowa                     78.4%                        517,945
               Outside of Iowa          21.6%                        142,704
                                                                     -------
               Total                   100.0%                        660,649
                                                                     -------

          (5)  Net utility plant- electric (dollars in thousands):

               Iowa                     89.4%                     $2,463,361
               Outside of Iowa          10.6%                        293,518
                                                                  ----------
               Total                   100.0%                     $2,756,879
                                                                  ----------

          (6)  Net utility plant- gas (dollars in thousands):

               Iowa                     77.4%                       $466,857
               Outside of Iowa          22.6%                        136,524
                                                                    --------
               Total                   100.0%                       $603,381
                                                                    --------

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company:


          (1)  Name:              CE Casecnan Water and Energy Company, Inc.
               Location:          On the Island of Luzon, Philippines
               Business Address:  24th Floor, 6750 Building
                                  6750 Ayala Avenue
                                  Makati, Metro Manila, Philippines
               Description:

               This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. CE Casecnan Water and Energy Company sells the full energy output of the facility to the Philippine National Irrigation Administration ("NIA"). NIA in turn sells the energy to the National Power Corporation ("NAPOCOR"). NIA, at its own cost and expense, caused NAPOCOR to construct, install, connect and maintain the required transmission line between the facility's powerhouse and NAPOCOR's Luzon grid.

          (2)  Name:              CE Cebu  Geothermal  Power Company,  Inc.
               Location:          On the Island of Leyte, Philippines
               Business Address:  24th Floor, 6750 Building
                                  6750 Ayala Avenue
                                  Makati, Metro Manila, Philippines
               Description:

               This facility consists of four geothermal combined cycle units, with an aggregate rated capacity of 199 MW (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators and two binary turbo-chargers and associated generators). The facilities are located on the island of Leyte, Republic of the Philippines. CE Cebu sells the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC in turn sells the energy to NAPOCOR which delivers power from the facilities to the island of Cebu by means of its own transmission facilities.


          (3)  Name:              CE Luzon Geothermal  Power Company,  Inc.
               Location:          On the Island of Leyte, Philippines
               Business Address:  24th Floor, 6750 Building
                                  6750 Ayala Avenue
                                  Makati, Metro Manila, Philippines
               Description:

               This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate rated capacity of approximately 165 gross MW. Mahanagdong A consists of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B consists of one 60 MW turbine/generator powered by geothermal steam. The facilities are located on the island of Leyte in the Republic of the
               Philippines. CE Luzon sells the full energy output of the facilities to PNOC-EDC. PNOC-EDC in turn sells the energy to NAPOCOR which delivers power to the island of Luzon by means of its own transmission facilities.

          (4)  Name:                 Northern Electric Distribution Limited
               Location:             Newcastle, England
               Business Address:     Lloyds Court
                                     78 Grey Street
                                     Newcastle upon Tyne
                                     United Kingdom NE1 6AF
               Description:

               Northern Electric is the holder of an England distribution license for the distribution of electricity in the North East of England.

          (5)  Name:                 Yorkshire Electricity Distribution plc
               Location:             Newcastle, England
               Business Address:     Lloyds Court
                                     78 Grey Street
                                     Newcastle upon Tyne
                                     United Kingdom NE1 6AF
               Description:

               Yorkshire  Electricity  is the holder of an England  distribution
               license  for  the   distribution  of  electricity  in  Yorkshire,
               England.

          (6)  Name:                 Visayas Geothermal Power Company
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

               These facilities consist of three generating units, with an aggregate rated capacity of 216 MW, located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. VGPC sells the full energy output of the facilities to PNOC-EDC. PNOC-EDC in turn sells the energy to NAPOCOR which delivers power from one of the power plant's units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

          (7)  Name:              Cordova Energy  Company,  LLC
               Location:          Cordova,  Illinois
               Business Address:  24712 192 Ave. N
                                  Cordova, Illinois 61242
               Description:

               This facility consists of a 537 MW gas-fired power plant in the Quad Cities, Illinois area. Cordova Energy has entered into a power purchase agreement with a unit of El Paso Energy Corporation ("El Paso") in which El Paso will purchase all of the capacity and energy from the project until December 31, 2019. Cordova Energy has exercised an option under the El Paso Power Purchase Agreement to callback 50% of the project output for sales to others for the contract years ending on or prior to May 14, 2004. Cordova Energy subsequently entered into a power purchase agreement with MidAmerican Energy Company whereby MidAmerican Energy will purchase 50% of the capacity and energy from the Cordova Project until May 14, 2004.

          (8)  Name:              Power Resources, Ltd.
               Location:          Big Springs, Texas
               Business Address:  500 Refinery Road
                                  Big Springs, Texas 79720
               Description:

               This facility consists of a 212 net MW natural gas-fired cogeneration project in Big Spring, Texas. On August 5, 2003, Power Resources entered into a Tolling Agreement with ONEOK Energy, Marketing and Trading Company, ("ONEOK"). The agreement commenced October 1, 2003 and expires December 31, 2005. Under the terms of the agreement, Power Resources, as an EWG, sells its energy and capacity to ONEOK for a fixed amount per kW-month plus a variable operating and maintenance fee per MWh. In addition, ONEOK pays annual turbine start-up costs.

     b. Name of each system company that holds an interest in such EWG or foreign utility company:


          (1)  CalEnergy Investments C.V.

          (2)  CalEnergy Pacific Holdings Corporation

          (3)  CalEnergy UK Inc.

          (4)  CE Casecnan Ltd.

          (5)  CE Casecnan II, Inc.

          (6)  CE Casecnan Water & Energy Company, Inc.

          (7)  CE Cebu Geothermal Power Company, Inc.

          (8)  CE Electric (NY), Inc.

          (9)  CE Electric Inc.

          (10) CE Electric UK Funding Company

          (11) CE Electric UK Holdings

          (12) CE Electric UK Ltd.

          (13) CE Generation, LLC

          (14) CE International Investments, Inc.

          (15) CE Luzon Geothermal Power Company, Inc.

          (16) CE Mahanagdong Ltd.

          (17) CE Mahanagdong II, Inc.

          (18) CE Philippines Ltd.

          (19) CE Philippines II, Inc.

          (20) CE Power Inc.

          (21) CE Texas Resources, LLC

          (22) CE Texas Power, LLC

          (23) Cordova Energy Company, LLC

          (24) Cordova Funding Corporation

          (25) Falcon Seaboard Oil Company

          (26) FSRI Holdings, Inc.

          (27) Magma Netherlands B.V.

          (28) MidAmerican Energy Holdings Company

          (29) Northern Electric Distribution Limited

          (30) Northern Electric plc

          (31) Power Resources, Ltd.

          (32) Quad Cities Energy Company

          (33) Tongonan Power Investments, Inc.

          (34) Visayas Geothermal Power Company

          (35) Yorkshire Electricity Group plc

          (36) Yorkshire Holdings plc

          (37) Yorkshire Power Group Limited

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company (in thousands):

               (1)  CE Casecnan Water and Energy Company, Inc.

                    Capital invested                                    $297,688
                    Recourse obligations                                      $0

               (2)  CE Cebu Geothermal Power Company Inc.

                    Capital invested                                     $77,298
                    Recourse obligations                                 $11,584

               (3)  CE Luzon Geothermal Power Company Inc.

                    Capital invested                                     $45,452
                    Recourse obligations                                 $15,593

               (4)  Northern Electric Distribution Limited

                    Capital invested                                    $539,948
                    Recourse obligations                                      $0

               (5)  Yorkshire Electricity Distribution plc

                    Capital invested                                    $738,306
                    Recourse obligations                                      $0

               (6)  Visayas Geothermal Power Company

                    Capital invested                                     $64,825
                    Recourse obligations                                 $13,159

               (7)  Cordova Energy Company, LLC

                    Capital invested                                     $50,168
                    Recourse obligations                                 $50,450

               (8)  Power Resources, Ltd.

                    Capital invested                                     $47,107
                    Recourse obligations                                      $0

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period (in thousands):

          (1)  CE Casecnan Water and Energy Company, Inc.

               Capitalization                                       $544,146
               Earnings                                              $59,765

          (2)  CE Cebu Geothermal Power Company Inc.

               Capitalization                                       $120,953
               Earnings                                               $7,629

          (3)  CE Luzon Geothermal Power Company Inc.

               Capitalization                                       $138,018
               Earnings                                              $28,414

          (4)  Northern Electric Distribution Limited

               Capitalization                                       $893,621
               Earnings                                             $110,758

          (5)  Yorkshire Electricity Distribution plc

               Capitalization                                     $1,091,144
               Earnings                                             $105,923

          (6)  Visayas Geothermal Power Company

               Capitalization                                       $105,831
               Earnings                                               $9,794

          (7)  Cordova Energy Company, LLC

               Capitalization                                       $264,930
               Earnings                                               $1,170

          (8)  Power Resources, Ltd.

               Capitalization                                        $94,213
               Earnings                                              $19,693


     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company:

          MidAmerican Energy has an agreement with Cordova Energy Company LLC, an indirect subsidiary of MidAmerican Energy Holdings, to purchase electric capacity and energy from a gas-fired combined cycle generation plant which started commercial operation in June 2001. The agreement, which terminates in May 2004, provides for MidAmerican Energy to purchase up to 50% of the net capacity of the plant and to supply the fuel stock required to generate the energy purchased.

Exhibit A

     Exhibit A-1, pages 1 through 9, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company and its subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-2, pages 1 through 18, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Funding, LLC and its subsidiaries (including MHC Inc.) as of and for the year ended December 31, 2003.

     Exhibit A-3, pages 1 through 15, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of CE Electric UK Funding Company and its subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-4, pages 1 through 4, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of KR Holding, LLC and its subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-5, pages 1 through 4, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of NNGC Acquisition, LLC and its subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-6, pages 1 through 39, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of HomeServices of America, Inc and its subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-7, pages 1 through 3, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company's domestic subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-8, pages 1 through 6, shows unaudited consolidating statements of income, consolidating balance sheets and consolidating statements of retained earnings (surplus) of MidAmerican Energy Holdings Company's Philippine subsidiaries as of and for the year ended December 31, 2003.

     Exhibit A-9 lists the remaining active subsidiaries that are not included in the consolidating statements of income or balance sheets and retained earnings on Exhibits A-1 through A-8.

     Exhibit A is filed confidentially pursuant to Rule 104 under the Public Utility Holding Company Act of 1935, as amended.


Exhibit B

     A listing showing foreign utility companies and exempt wholesale generators owned by claimants.

Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.


                       MidAmerican Energy Holdings Company




                       By /s/  Patrick J. Goodman
                         ------------------------
                         Patrick J. Goodman
                         Senior Vice President and
                           Chief Financial Officer

Attest:



/s/ Paul J. Leighton
--------------------
Paul J. Leighton
Vice President, Assistant General Counsel
  and Assistant Corporate Secretary


All notices and correspondence concerning this statement should be addressed to:


Paul J. Leighton
Assistant General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657

                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                                   FORM U-3A-2
                                    EXHIBIT B


1. CE Power Inc, CE Electric Inc. and CalEnergy UK Inc. (each 100% owned by MidAmerican Energy Holdings Company "MEHC"))

     A. CE Electric UK Funding Company (35% owned by CE Power Inc., 35% owned by CE Electric Inc. and 30% owned by CalEnergy UK Inc.)

          I. CE Electric UK Holdings (100% owned by CE Electric UK Funding Company)

              a.  CE Electric UK Ltd. (100% owned by CE Electric UK Holdings)

                  I.  Northern  Electric  plc (100%  owned by CE  Electric UK
                      Ltd.)

                      a. Northern Electric  Distribution  Limited (100% owned by
                         Northern Electric  plc)(FUCO)

                  II. Yorkshire   Power  Group  Limited  (100%  owned  by  CE
                      Electric UK Ltd.)

                      a. Yorkshire  Holdings plc (100% owned by Yorkshire  Power
                         Group Limited)

                      I. Yorkshire   Electricity   Group  plc  (100%   owned  by
                         Yorkshire Holdings plc) (FUCO)

2.   CE  International  Investments  Inc. (100% owned by MEHC)

     A.   CE Philippines Ltd. (100% owned by CE International Investments Inc.)

          I.  CE Philippines II, Inc. (100% owned by CE Philippines Ltd.)

               a. CE Cebu Geothermal Power Company Inc. (100% owned by CE Philippines II, Inc.) (FUCO)

     B.   CE Mahanagdong Ltd. (100% owned by CE International Investments Inc.)

          I.   CE Mahanagdong II, Inc. (100% owned by CE Mahanagdong Ltd.)

               a. CE Luzon Geothermal Power Company, Inc. (92% owned by CE Mahanagdong II, Inc.) (FUCO)

     C. CE Casecnan Ltd. (49% owned by CE International Investments Inc. and 51% owned by CalEnergy Pacific Holdings Corp.)

          I.   CE Casecnan II, Inc. (100% owned by CE Casecnan Ltd.)

          II. CE Casecnan Water and Energy Company, Inc. (30% owned by CE Casecnan Ltd. and 70% owned by CE Casecnan II, Inc.) (FUCO) (1)

3.   CalEnergy Pacific Holdings Corp. (100% owned by MEHC) See 2.C.

4.   Tongonan Power Investment, Inc. (100% owned by MEHC)

     A.   Visayas   Geothermal   Power  Company  (1%  owned  by  Tongonan  Power
          Investment, Inc. and 99% owned by Magma Netherlands B.V.) (FUCO)

5.   CalEnergy  Investments C.V. (90% owned by MEHC and 10% owned by CE Electric
     (NY), Inc.)

     A.   Magma Netherlands B.V. (100% owned by CalEnergy  Investments C.V.) See
          4.A.

6.   CE Electric (NY), Inc. (100% owned by MEHC)

     A. CalEnergy Investments C.V. (10% owned by CE Electric (NY), Inc. and 90% owned by MEHC) See 5.A.

7.   Cordova Funding Corp. (100% owned by MEHC)

     A. Quad Cities Energy Company (.1% owned by Cordova Funding Corp. and 99.9% owned by MEHC) I. Cordova Energy Company LLC (100% owned by Quad Cities Energy Company) (EWG)

8. Quad Cities Energy Company (99.9% owned by MEHC and .1% owned by Cordova Funding Corp.) See 7.A.1.

9.   CE Generation,  LLC (50% owned by MEHC)

     A.   FSRI Holdings, Inc. (100% owned by CE Generation, LLC)

          I.   Falcon Seaboard Oil Company (100% owned by FSRI Holdings, Inc.)

               a.   CE Texas  Power,  LLC  (100%  owned by Falcon  Seaboard  Oil
                    Company)

               b. CE Texas Resources, LLC (100% owned by Falcon Seaboard Oil Company)

                    i. Power Resources, Ltd. (99% owned by CE Texas Power, LLC and 1% owned by CE Texas Resources, LLC) EWG

(1) Ownership interest increased to 100% effective from commencement of commercial operations pursuant to the share ownership adjustment mechanism in the CE Casecnan Water and Energy Company, Inc. shareholder agreement.

See items 1(B) and 1(C) of U-3A-2 for a listing of additional subsidiaries of MEHC.